Exhibit 99.1

DATED THIS 3RD DAY OF AUGUST 2026

BETWEEN

REN YINAN

(as Vendor)

AND

YY GROUP HOLDING LIMITED

(as Purchaser)

SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of 66,500 ordinary shares representing
95% of the issued and paid-up share capital of

XTREME SOLUTION PTE. LTD.

CONTENTS

1. Definitions and Interpretation

2. Sale and Purchase of the Sale Shares

3. Consideration and Payment

4. Consideration Shares

5. Conditions Precedent

6. Period Before Completion

7. Completion

8. Warranties

9. Limitations on Claims

10. Tax Covenant

11. Specific Indemnities

12. Set-Off

13. Restrictive Covenants

14. Profit Sharing

15. Service Agreement

16. Confidentiality and Announcements

17. Notices

18. Assignment

19. Costs and Stamp Duty

20. Entire Agreement

21. Variation and Waiver

22. Severance

23. Further Assurance

24. Counterparts and Electronic Execution

25. Third Party Rights

26. Governing Law and Jurisdiction Schedule

Schedule 1 — Particulars of the Company Schedule

Schedule 2 — Completion Obligations Schedule

Schedule 3 — Warranties

Schedule 4 — Key Terms of the Service Agreement

SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is made on the 3rd day of August 2026

BETWEEN:

(1)	REN YINAN (holder of passport number EN9611015) of Block 207A Woodleigh Link #08-209 Singapore 361207 (the “Vendor”); and

(2)	YY GROUP HOLDING LIMITED, a company incorporated in the British Virgin Islands with its principal place of business at 60 Paya Lebar Road, #09-13 to #09-17, Paya Lebar Square, Singapore 409051, whose Class A ordinary shares are listed on the NASDAQ (the “Purchaser”),

(the Vendor and the Purchaser are collectively referred to as the “Parties” and each a “Party”).

WHEREAS:

(A)	Xtreme Solution Pte. Ltd. (the “Company”) is an exempt private company limited by shares incorporated in Singapore with registration number 201110110M and having its registered office at 1 Rochor Canal Road, #02-21 Sim Lim Square, Singapore 188504. Certain particulars of the Company are set out in Schedule 1.

(B)	The Vendor is the legal and beneficial owner of 66,500 ordinary shares in the capital of the Company, constituting ninety-five per cent. (95%) of the issued and paid-up share capital of the Company (the “Sale Shares”).

(C)	The Parties entered into a letter of intent dated 24 June 2026 in respect of the proposed acquisition of the Sale Shares by the Purchaser (the “LOI”), pursuant to which the Purchaser has paid to the Vendor the Deposit (as defined below).

(D)	The Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Sale Shares on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Accounts” means the audited financial statements of the Company for the financial year ended on the Accounts Date, comprising the balance sheet, profit and loss statement, statement of cash flows and the notes thereto;

“Accounts Date” means 31 March 2026;

“Business” means the business carried on by the Company as at the date of this Agreement and as at Completion, being wholesale trade of a variety of goods without a dominant product;

“Business Day” means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general business in Singapore;

“Claim” means any claim by the Purchaser under or in connection with this Agreement, including any Warranty Claim, any claim under the Tax Covenant and any claim under the indemnities in Clause 11;

“Companies Act” means the Companies Act 1967 of Singapore;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with Clause 7;

“Completion Date” means the date falling ten (10) Business Days after the date on which the last of the Conditions is satisfied or waived in accordance with Clause 5 (or such other date as the Parties may agree in writing);

“Conditions” means the conditions precedent set out in Clause 5.1;

“Consideration” means the aggregate sum of S$4,500,000 payable for the Sale Shares in accordance with Clause 3;

“Consideration Shares” means such number of new Purchaser Shares as is determined in accordance with Clause 4.1, to be allotted and issued to the Vendor in satisfaction of the Share Consideration;

“Deposit” means the sum of S$400,000 paid by the Purchaser to the Vendor upon the signing of the LOI, which shall be applied towards and credited against the Consideration in accordance with Clause 3.2(a);

“Disclosure Letter” means the letter of the same date as this Agreement from the Vendor to the Purchaser making specific disclosures against the Warranties, together with its annexures;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, option, right of first refusal, right of pre-emption, third party right or interest, trust arrangement, retention of title, or any other security interest or encumbrance of any kind, or any agreement or arrangement to create any of the foregoing;

“Issue Date” means the date on which the Consideration Shares are allotted and issued to the Vendor, being a date no later than three (3) months after the Completion Date;

“Issue Price” means the price per Consideration Share, being an amount equal to sixty per cent. (60%) of the average of the daily closing prices of the Purchaser Shares as quoted on Nasdaq over the five (5) consecutive trading days immediately preceding the Issue Date (representing a discount of forty per cent. (40%) to such average closing price), converted (where applicable) from US$ into S$ at the prevailing exchange rate published by the Monetary Authority of Singapore as at the trading day immediately preceding the Issue Date;

“Long-Stop Date” means the date falling ninety (90) days after the date of this Agreement, or such later date as the Purchaser may notify to the Vendor in writing or as the Parties may agree in writing;

“Losses” means all losses, liabilities, damages, costs (including reasonable legal costs on a full indemnity basis), charges, expenses, actions, proceedings, claims and demands;

“Management Accounts” means the unaudited management accounts of the Company for the period from the day after the Accounts Date to 30 June 2026;

“Material Adverse Effect” means any event, matter, fact or circumstance (or series thereof) which has, or is reasonably likely to have, a material adverse effect on the business, operations, assets, liabilities, financial position, results or prospects of the Company, or on the Consideration or the value of the Sale Shares;

“NASDAQ” means the Nasdaq Stock Market LLC;

“Profit Sharing Period” means the period commencing on the Completion Date and ending on the date of expiry or termination of the Service Agreement (taking into account any renewal or extension of its term agreed in writing between the Company and Soh Weilun (Su Weilun));

“Purchaser Shares” means the Class A ordinary shares in the capital of the Purchaser listed and quoted on Nasdaq;

“Service Agreement” means the service agreement to be entered into at Completion between the Company and Soh Weilun (Su Weilun) substantially incorporating the key terms set out in Schedule 4 and otherwise in form and substance satisfactory to the Purchaser;

“Share Consideration” means the sum of S$3,600,000, being the portion of the Consideration to be satisfied by the allotment and issue of the Consideration Shares;

“Tax” means all forms of taxation, duties, imposts, contributions and levies of any jurisdiction (including income tax, corporate tax, goods and services tax, stamp duty, property tax, withholding tax and contributions to the Central Provident Fund), together with all interest, penalties, fines and surcharges relating thereto;

“Tax Authority” means any governmental or other authority competent to impose, administer or collect any Tax, including the Inland Revenue Authority of Singapore and the Central Provident Fund Board;

“Tax Covenant” means the covenant set out in Clause 10;

“Valuation Report” means the valuation report on the Company commissioned by the Purchaser and prepared by an independent professional valuer appointed by the Purchaser;

“Warranties” means the representations and warranties set out in Clause 8 and Schedule 3, and “Warranty” means any one of them; and

“Warranty Claim” means a Claim for breach of any Warranty.

1.2	In this Agreement, unless the context otherwise requires: (a) references to Clauses and Schedules are to clauses of, and schedules to, this Agreement, and the Schedules form part of this Agreement; (b) headings are for convenience only and shall not affect interpretation; (c) words importing the singular include the plural and vice versa, and words importing a gender include every gender; (d) references to a “person” include any individual, company, corporation, firm, partnership, joint venture, association, organisation, trust or governmental agency (in each case whether or not having separate legal personality); (e) references to “S$” are to the lawful currency of Singapore and references to “US$” are to the lawful currency of the United States of America; (f) references to any statute or statutory provision include that statute or provision as amended, modified, re-enacted or replaced from time to time; (g) any phrase introduced by the terms “including”, “include” or “in particular” shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and (h) where any obligation is undertaken by the Vendor to procure any act of the Company prior to Completion, the Vendor shall be liable for any failure of the Company to perform such act.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the terms and conditions of this Agreement, the Vendor shall sell as legal and beneficial owner, and the Purchaser shall purchase (or shall procure that its nominee(s) purchase), the Sale Shares, free from all Encumbrances and together with all rights, benefits and entitlements attaching or accruing to them as at Completion, including the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement.

2.2	The Vendor irrevocably waives, and shall procure the waiver by any other person of, all rights of pre-emption, rights of first refusal and other restrictions on transfer over the Sale Shares conferred by the constitution of the Company, any shareholders’ agreement or otherwise.

2.3	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the sale and purchase of all of the Sale Shares is completed simultaneously in accordance with this Agreement.

2.4	The Purchaser may, by notice in writing to the Vendor no later than five (5) Business Days prior to Completion, nominate one or more of its affiliates or nominated parties to purchase all or any of the Sale Shares, provided that the Purchaser shall remain liable for the performance of the obligations of any such nominee under this Agreement.

3.	CONSIDERATION AND PAYMENT

3.1	The aggregate consideration for the sale and purchase of the Sale Shares shall be the sum of S$4,500,000 (the “Consideration”).

3.2	The Consideration shall be satisfied by the Purchaser as follows:

(a)	as to S$400,000, by the Deposit, which the Parties acknowledge has been paid by the Purchaser to the Vendor upon the signing of the LOI and which shall at Completion be applied towards and credited against the Consideration;

(b)	as to S$150,000, in cash within ten (10) Business Days after the delivery of the Valuation Report by Asia-Pacific Consulting and Appraisal Limited to the Purchaser (the “Second Cash Payment”);

(c)	as to S$350,000, in cash within three (3) months after the Completion Date (the “Third Cash Payment”); and

(d)	as to S$3,600,000, by the allotment and issue of the Consideration Shares to the Vendor within three (3) months after the Completion Date, in accordance with Clause 4.

3.3	All cash payments to be made to the Vendor under this Agreement shall be made in Singapore dollars by way of telegraphic transfer to such bank account as the Vendor may notify to the Purchaser in writing no later than five (5) Business Days prior to the relevant due date, and payment made in accordance with this Clause 3.3 shall constitute a good and valid discharge of the Purchaser’s relevant payment obligation.

3.4	If this Agreement is terminated in accordance with its terms, or otherwise ceases to have effect, prior to Completion for any reason whatsoever (including by reason of a default of either Party or the Conditions not being satisfied or waived), the Vendor shall refund the Deposit and the Second Cash Payment (to the extent paid) to the Purchaser, in full and without set-off, deduction or withholding, within ten (10) Business Days of such termination or cessation. Such refund shall be without prejudice to any other rights or remedies of either Party in respect of any antecedent breach of this Agreement.

3.5	The Third Cash Payment and the Share Consideration shall in each case be subject to the Purchaser’s rights of set-off and withholding under Clause 12.

4.	CONSIDERATION SHARES

4.1	The number of Consideration Shares to be allotted and issued to the Vendor shall be the number (rounded down to the nearest whole share) equal to the Share Consideration divided by the Issue Price. No fractional shares shall be issued and no cash shall be payable in lieu of any fraction.

4.2	The Consideration Shares shall be allotted and issued to the Vendor credited as fully paid and shall rank pari passu in all respects with the then existing Purchaser Shares, save that they shall not rank for any dividend or distribution the record date for which falls before the Issue Date.

4.3	The allotment and issue of the Consideration Shares shall be subject to and conditional upon compliance with the constitutional documents of the Purchaser, the rules of NASDAQ and all applicable securities laws and regulations, and the receipt of all necessary corporate and regulatory approvals. The Purchaser shall use reasonable endeavours to obtain such approvals in a timely manner.

4.4	The Vendor acknowledges and agrees that: (a) the Consideration Shares may constitute restricted securities under applicable United States securities laws, may not have been registered under the U.S. Securities Act of 1933 and may bear customary restrictive legends; and (b) the Vendor shall provide such representations, confirmations and documents as the Purchaser or its share registrar may reasonably require in connection with the allotment and issue of the Consideration Shares.

4.5	The Vendor undertakes that, without the prior written consent of the Purchaser, the Vendor shall not, directly or indirectly, sell, transfer, assign, charge, pledge or otherwise dispose of, or create any Encumbrance over, any of the Consideration Shares (or any interest therein) for a period of twelve (12) months from the Issue Date.

4.6	The Vendor further undertakes that any disposal of Consideration Shares following the expiry of the period referred to in Clause 4.5 shall be effected in compliance with all applicable securities laws and in an orderly manner so as not to disrupt the market in the Purchaser Shares.

5.	CONDITIONS PRECEDENT

5.1	Completion shall be conditional upon the following conditions being satisfied (or waived in accordance with Clause 5.4) on or before the Long-Stop Date:

(a)	the completion of a legal, financial and business due diligence review of the Company by the Purchaser and its authorised representatives, and the results of such due diligence being satisfactory to the Purchaser in its sole and absolute discretion;

(b)	the delivery of the Valuation Report to the Purchaser, and the Valuation Report being in form and substance satisfactory to the Purchaser;

(c)	the approval of the board of directors of the Purchaser and, if required, the shareholders of the Purchaser, in respect of the transactions contemplated by this Agreement, including the allotment and issue of the Consideration Shares;

(d)	the receipt of all corporate, third party, governmental and regulatory approvals, consents, waivers and confirmations required in connection with the transactions contemplated by this Agreement (including, as applicable, any approvals or notifications required under the rules of NASDAQ), in each case on terms satisfactory to the Purchaser, and such approvals remaining in full force and effect;

(e)	there being no matter, fact or circumstance arising or becoming known to the Purchaser on or before Completion which has or would reasonably be expected to have a Material Adverse Effect;

(f)	the Warranties remaining true, accurate and not misleading in all respects as at the date of this Agreement and as at Completion, and the Vendor having performed and complied in all material respects with all of its obligations under this Agreement required to be performed on or before Completion;

(g)	the waiver by all other shareholders of the Company of any rights of pre-emption or other restrictions on transfer in respect of the Sale Shares, and the delivery to the Purchaser of evidence of such waivers in form and substance satisfactory to the Purchaser;

(h)	Soh Weilun (Su Weilun) having agreed in writing to enter into each of the Service Agreement and the Shareholders’ Agreement (as defined in Schedule 2) with effect from Completion; and

(i)	no statute, regulation, order, injunction or judgment having been enacted, issued or made, and no action or proceeding having been instituted or threatened, which restrains, prohibits or otherwise materially and adversely affects the transactions contemplated by this Agreement.

5.2	The Vendor shall, at its own cost, use its best endeavours to procure the satisfaction of the Conditions set out in Clauses 5.1(a), 5.1(b) (insofar as it relates to access to and provision of information), 5.1(e), 5.1(f), 5.1(g) and 5.1(h) as soon as reasonably practicable and in any event before the Long-Stop Date, and shall promptly provide, and shall procure that the Company promptly provides, all such documents, information and access as the Purchaser or its representatives may require for the purposes of due diligence and the preparation of the Valuation Report.

5.3	Each Party shall promptly notify the other in writing upon becoming aware that any Condition has been satisfied or has become incapable of satisfaction.

5.4	The Conditions are inserted for the sole benefit of the Purchaser (save for the Condition in Clause 5.1(c) and, to the extent relating to approvals required by the Vendor, Clause 5.1(d)) and may be waived, in whole or in part, only by the Purchaser by notice in writing to the Vendor.

5.5	If any Condition is not satisfied or waived on or before the Long-Stop Date, the Purchaser may, by notice in writing to the Vendor, elect to: (a) terminate this Agreement; (b) defer Completion to a date not more than twenty (20) Business Days after the Long-Stop Date (in which case this Clause 5.5 shall apply to Completion as so deferred); or (c) proceed to Completion so far as practicable.

5.6	If this Agreement is terminated pursuant to Clause 5.5, this Agreement shall cease to have effect save for this Clause 5.6, Clause 3.4 and Clauses 16 to 26 (inclusive), which shall survive termination, and save in respect of any rights or liabilities of a Party which have accrued prior to termination.

6.	PERIOD BEFORE COMPLETION

6.1	The Vendor shall procure that, from the date of this Agreement until Completion, the Company carries on the Business in the ordinary and usual course, consistent with past practice, and preserves and maintains its assets, business relationships and goodwill.

6.2	Without limiting Clause 6.1, the Vendor shall procure that, from the date of this Agreement until Completion, the Company shall not, without the prior written consent of the Purchaser:

(a)	declare, make or pay any dividend or other distribution (whether in cash, stock or in kind), or reduce, repay or redeem any of its share capital;

(b)	allot or issue, or agree to allot or issue, any shares or other securities, or grant any option or right to subscribe for any shares or other securities;

(c)	amend its constitution or pass any shareholders’ resolution (other than resolutions required to give effect to this Agreement);

(d)	acquire or dispose of, or agree to acquire or dispose of, any asset, business or undertaking with a value exceeding S$25,000, other than in the ordinary course of business;

(e)	incur any borrowings or indebtedness in the nature of borrowings, grant any loan, or give any guarantee or indemnity in respect of the obligations of any person;

(f)	create or permit to subsist any Encumbrance over any of its assets or undertaking;

(g)	enter into, amend in any material respect or terminate any contract or commitment involving annual expenditure or revenue in excess of S$50,000, or any contract of an unusual, onerous or long-term nature;

(h)	engage or dismiss (other than for cause) any employee, or make any change to the terms of employment (including remuneration and benefits) of any director, officer or employee, or pay any bonus or ex gratia payment;

(i)	enter into, amend or terminate any transaction, agreement or arrangement with the Vendor or any person connected with the Vendor;

(j)	institute, settle or compromise any litigation, arbitration or other proceedings, or waive any right in relation thereto;

(k)	make any material change to its accounting policies, practices or reference date, or to its Tax residence or Tax treatment;

(l)	cancel, fail to renew or reduce the scope of any insurance policy; or

(m)	agree, conditionally or otherwise, to do any of the foregoing.

6.3	The Vendor shall procure that, from the date of this Agreement until Completion, the Purchaser and its authorised representatives are given, upon reasonable notice, full access during normal business hours to the premises, books, records, senior management and advisers of the Company for the purposes of due diligence, the Valuation Report and planning for the integration of the Company.

6.4	The Vendor shall promptly notify the Purchaser in writing upon becoming aware of: (a) any matter, fact or circumstance which constitutes or would reasonably be expected to constitute a breach of any Warranty or of any obligation of the Vendor under this Agreement; or (b) any matter, fact or circumstance which has or would reasonably be expected to have a Material Adverse Effect.

6.5	From the date of this Agreement until Completion or the earlier termination of this Agreement, the Vendor shall not, and shall procure that the Company and their respective representatives shall not, directly or indirectly, solicit, initiate, encourage, entertain or enter into any discussions, negotiations, agreements or arrangements with any person other than the Purchaser in relation to the direct or indirect sale or other disposal of any shares in, or the whole or any material part of the business, undertaking or assets of, the Company, or provide any information to any such person for any such purpose.

7.	COMPLETION

7.1	Completion shall take place on the Completion Date at the offices of the Purchaser’s solicitors (or at such other place, or in such other manner including by electronic exchange of documents, as the Parties may agree).

7.2	At Completion, the Vendor shall do or deliver, or procure to be done or delivered, to the Purchaser all of the documents, items and actions listed in Part A of Schedule 2.

7.3	At Completion, subject to the Vendor complying in full with its obligations under Clause 7.2, the Purchaser shall do or deliver the documents, items and actions listed in Part B of Schedule 2. For the avoidance of doubt, no cash payment shall fall due at Completion, the Consideration being payable in the manner and at the times set out in Clause 3.2.

7.4	If the Vendor fails in any respect to comply with its obligations under Clause 7.2, the Purchaser may, without prejudice to any other rights or remedies it may have, by notice in writing to the Vendor: (a) defer Completion to a date not more than twenty (20) Business Days after the Completion Date (in which case this Clause 7.4 shall apply to Completion as so deferred); (b) proceed to Completion so far as practicable, without prejudice to the Purchaser’s rights in respect of the outstanding obligations; or (c) terminate this Agreement, in which case the Vendor shall refund the Deposit and the Second Cash Payment (to the extent paid) to the Purchaser within ten (10) Business Days and shall reimburse the Purchaser for its reasonable costs and expenses incurred in connection with the transactions contemplated by this Agreement.

7.5	The Vendor shall procure that, on or prior to Completion, all indebtedness owing from the Company to the Vendor or any person connected with the Vendor (and vice versa) is fully repaid, discharged or waived, in each case without cost or liability to the Company or the Purchaser.

7.6	The Vendor shall, and shall procure that the Company and its directors, officers, employees, agents and auditors shall, provide all such cooperation, information and access as the Purchaser may reasonably require to enable the preparation and audit of the financial statements of the Company, and shall procure that audited financial statements of the Company, for such financial periods as the Purchaser may require for the purposes of its reporting obligations under applicable law, the rules of Nasdaq and the requirements of the United States Securities and Exchange Commission, prepared in accordance with accounting standards acceptable to the Purchaser and audited by an auditor acceptable to the Purchaser, are delivered to the Purchaser no later than seventy-five (75) days after the Completion Date. The costs of such audit shall be borne by the Purchaser. This Clause 7.6 shall survive Completion.

8.	WARRANTIES

8.1	The Vendor represents and warrants to the Purchaser that each of the Warranties set out in Schedule 3 is true, accurate and not misleading as at the date of this Agreement, and shall be deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing (and, for this purpose, any express or implied reference in a Warranty to the date of this Agreement shall be construed as a reference to the Completion Date).

8.2	The Warranties are given subject only to matters fairly disclosed (with sufficient detail to enable a reasonable purchaser to identify the nature and scope of the matter disclosed) in the Disclosure Letter. No other information of which the Purchaser has knowledge (whether actual, constructive or imputed), and no investigation made by or on behalf of the Purchaser, shall prejudice or reduce any Claim or operate to reduce any amount recoverable.

8.3	Each Warranty is a separate and independent warranty and, save as expressly provided otherwise, shall not be limited or restricted by reference to or inference from any other Warranty or any other provision of this Agreement.

8.4	The Vendor undertakes to notify the Purchaser in writing promptly upon becoming aware, before Completion, of any matter, fact or circumstance which constitutes or would reasonably be expected to constitute a breach of, or which is inconsistent with, any of the Warranties.

8.5	The Vendor irrevocably waives, and may not enforce, any right or claim which it may have against the Company or any of its directors, officers or employees in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any of them for the purpose of assisting the Vendor to give the Warranties or prepare the Disclosure Letter.

8.6	The Purchaser warrants to the Vendor that: (a) it is duly incorporated and validly existing under the laws of the British Virgin Islands; (b) it has the corporate power and authority to enter into and perform this Agreement, subject to the approvals contemplated in Clause 5.1(c) and 5.1(d); and (c) upon allotment and issue in accordance with this Agreement, the Consideration Shares will be validly issued and credited as fully paid; and (d) there is no provision under the laws of the British Virgin Islands or the constitutional documents of the Purchaser which restricts or prohibits the acquisition, holding or ownership by the Purchaser of the Sale Shares.

8.7	The Warranties and any rights or remedies in respect of them shall survive Completion.

9.	LIMITATIONS ON CLAIMS

9.1	The Vendor shall not be liable in respect of a Warranty Claim (other than a Warranty Claim in respect of the Warranties in paragraphs 1 (Capacity and Title) or 2 (Share Capital) of Schedule 3 or the Tax Warranties): (a) unless the amount of the liability in respect of that Warranty Claim (together with all connected Warranty Claims arising from the same or similar facts) exceeds S$10,000; and (b) unless and until the aggregate amount of the liability in respect of all Warranty Claims (excluding those excluded under sub-paragraph (a)) exceeds S$45,000, in which case the Vendor shall be liable for the whole of such aggregate amount and not merely the excess.

9.2	The aggregate liability of the Vendor in respect of all Claims shall not exceed an amount equal to the Consideration actually received by the Vendor (with the Consideration Shares valued for this purpose at the Issue Price).

9.3	The Vendor shall not be liable in respect of a Warranty Claim unless written notice of the Warranty Claim (setting out in reasonable detail the nature of the claim and, so far as practicable, the amount claimed) is given to the Vendor: (a) in the case of a Warranty Claim in respect of the Tax Warranties or a claim under the Tax Covenant, on or before the date falling seven (7) years after the Completion Date; and (b) in the case of any other Warranty Claim, on or before the date falling twenty-four (24) months after the Completion Date.

9.4	Nothing in this Agreement shall limit or exclude the liability of the Vendor in respect of any Claim to the extent that it arises or is increased as a result of fraud, wilful concealment or dishonesty on the part of the Vendor or the Company (prior to Completion) or any of their respective directors, officers or agents.

9.5	The Vendor shall not be liable in respect of a contingent liability which is the subject of a Warranty Claim until such contingent liability becomes an actual liability and is due and payable, provided that this Clause shall not operate to prevent the Purchaser from validly notifying a Warranty Claim in respect of a contingent liability within the applicable time limit in Clause 9.3.

9.6	The Purchaser shall not be entitled to recover more than once in respect of the same loss.

9.7	Nothing in this Clause 9 shall require the Purchaser to mitigate any loss otherwise than as required by law, and none of the limitations in this Clause 9 shall apply to any claim under Clause 3.4, Clause 12, Clause 13 or Clause 7.4.

10.	TAX COVENANT

10.1	The Vendor covenants to pay to the Purchaser (so far as possible by way of adjustment to the Consideration) an amount equal to: (a) any liability of the Company to make a payment of or in respect of Tax arising in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or received, or any event occurring or deemed to occur, on or before Completion; (b) any liability of the Company to make a payment of or in respect of Tax which would not have arisen but for the failure of the Vendor or the Company (before Completion) to comply with any obligation relating to Tax, including any failure to make, or any underpayment of, contributions to the Central Provident Fund in respect of any employee; and (c) all reasonable costs and expenses properly incurred by the Purchaser or the Company in connection with any such liability or in successfully taking or defending any action under this Clause 10.

10.2	The covenant in Clause 10.1 shall not apply to the extent that: (a) specific provision or reserve for the liability was made in the Accounts; (b) the liability arises as a result of any voluntary act or omission of the Purchaser or the Company after Completion, otherwise than in the ordinary course of business or pursuant to a legally binding obligation entered into before Completion; or (c) the liability arises as a result of a change in law or in the published practice of any Tax Authority announced and taking effect after Completion.

10.3	Any payment due under this Clause 10 shall be made within ten (10) Business Days of written demand by the Purchaser or, if later, five (5) Business Days before the date on which the relevant Tax is due and payable.

11.	SPECIFIC INDEMNITIES

11.1	Without prejudice to any other rights or remedies of the Purchaser, the Vendor shall indemnify and hold harmless the Purchaser and the Company from and against all Losses suffered or incurred by the Purchaser or the Company arising out of or in connection with:

(a)	any liability, obligation or indebtedness of the Company existing at or relating to the period prior to Completion which was not fairly disclosed in the Disclosure Letter or fully provided for in the Accounts;

(b)	any claim by any employee, former employee, contractor or agent of the Company in respect of any matter arising on or before Completion, including any failure to comply with the Employment Act 1968 of Singapore, the Central Provident Fund Act 1953 of Singapore or any other applicable employment or labour law;

(c)	any litigation, arbitration, prosecution or other proceedings pending or threatened against the Company as at Completion, or arising from any act, omission, matter or circumstance occurring on or before Completion.

11.2	The limitations in Clauses 9.1 and 9.3(b) shall not apply to any claim under this Clause 11.

12.	SET-OFF

12.1	The Purchaser shall be entitled (but not obliged) to set off against the Third Cash Payment and/or the Share Consideration (by reducing the number of Consideration Shares to be issued, valued at the Issue Price) any amount which is due and payable by the Vendor to the Purchaser under or in connection with this Agreement, including in respect of any Claim which has been agreed by the Vendor or determined by a court of competent jurisdiction.

12.2	If, at the time any part of the Third Cash Payment or the Share Consideration falls due, the Purchaser has notified a Claim in good faith which has not been agreed or determined, the Purchaser may withhold from the amount then due such sum as it reasonably estimates to be necessary to satisfy the Claim, pending agreement or determination of the Claim. Upon agreement or determination, the withheld amount (less any amount applied in satisfaction of the Claim) shall be paid or issued to the Vendor within ten (10) Business Days.

12.3	The exercise by the Purchaser of its rights under this Clause 12 shall be without prejudice to its right to recover any shortfall from the Vendor by any other lawful means.

13.	RESTRICTIVE COVENANTS

13.1	As further consideration for the Purchaser agreeing to purchase the Sale Shares on the terms of this Agreement, and with the intent of assuring to the Purchaser the full benefit and value of the goodwill of the Business, the Vendor undertakes to the Purchaser and the Company that the Vendor shall not, whether directly or indirectly, on the Vendor’s own account or with, through or on behalf of any other person:

(a)	for a period of three (3) years from the Completion Date, carry on, be engaged, concerned or interested in, or provide services to, any business which competes with the Business, in Singapore or in any other jurisdiction in which the Company carries on the Business as at the Completion Date (save for a passive holding of not more than three per cent. (3%) of any class of securities listed on a recognised stock exchange);

(b)	for a period of three (3) years from the Completion Date, canvass, solicit or approach, or accept the custom of, any person who is or was at any time during the twelve (12) months prior to Completion a customer or client of the Company, for the purpose of providing goods or services competing with the Business, or induce any such person, or any supplier of the Company, to cease or reduce its dealings with the Company or to vary adversely the terms of such dealings;

(c)	for a period of three (3) years from the Completion Date, solicit, entice away or employ or engage any person who is at Completion, or was at any time during the twelve (12) months prior to Completion, a director, officer or employee of the Company; or

(d)	at any time after Completion, use or seek to register any trade or business name, mark or domain name identical or confusingly similar to “Xtreme Solution” or any other name or mark used by the Company, or hold itself out as being connected with the Company.

13.2	The Vendor shall not at any time after Completion use or disclose to any person any confidential information relating to the Company or the Business, save as required by law or with the prior written consent of the Purchaser.

13.3	Each undertaking in this Clause 13 is a separate and independent undertaking, and if any such undertaking is held to be void or unenforceable but would be valid if some part of it were deleted or its scope or duration reduced, such undertaking shall apply with such modification as may be necessary to make it valid and enforceable. The Vendor acknowledges, having taken independent legal advice, that each undertaking in this Clause 13 is no more extensive than is reasonable and necessary for the protection of the legitimate business interests of the Purchaser and the Company.

14.	PROFIT SHARING

14.1	Subject to Completion occurring, the Purchaser shall procure that the Company grants to Soh Weilun (Su Weilun) an entitlement to receive, in respect of each financial year of the Company within the Profit Sharing Period, an amount equal to five per cent. (5%) of the audited net profit after tax of the Company for that financial year (each a “Profit Sharing Amount”), such entitlement to be set out in and governed by the Service Agreement. For the avoidance of doubt, the Vendor shall have no entitlement to any Profit Sharing Amount.

14.2	Each Profit Sharing Amount shall be determined by reference to the audited financial statements of the Company for the relevant financial year, prepared in accordance with the accounting standards, policies and practices consistently applied by the Company, and such audited financial statements shall (in the absence of manifest error or fraud) be final and binding on the Parties and on Soh Weilun (Su Weilun) for the purposes of this Clause 14. For the avoidance of doubt, no Profit Sharing Amount shall be payable in respect of any financial year for which the Company records a net loss, and no losses shall be carried forward or backward for the purposes of computing any Profit Sharing Amount. Where the Profit Sharing Period commences or ends part-way through a financial year of the Company, the Profit Sharing Amount for that financial year shall be pro-rated by reference to the number of days of that financial year falling within the Profit Sharing Period.

14.3	Each Profit Sharing Amount shall be paid to Soh Weilun (Su Weilun), and to no other person, in cash within thirty (30) Business Days after the date on which the audited financial statements of the Company for the relevant financial year are issued. Payment of each Profit Sharing Amount shall be made by the Company, and payment in full by the Company shall constitute a good and valid discharge of the obligation to pay that Profit Sharing Amount. For the avoidance of doubt, each Profit Sharing Amount shall in all cases be payable to, and be received and retained by, Soh Weilun (Su Weilun).

14.4	The entitlement of Soh Weilun (Su Weilun) under this Clause 14 and the Service Agreement is personal to him and shall not be capable of assignment, charge or other disposal without the prior written consent of the Purchaser.

15.	SERVICE AGREEMENT

15.1	The Vendor shall procure that, at Completion, Soh Weilun (Su Weilun) enters into the Service Agreement with the Company for a term of one (1) year commencing on the Completion Date, incorporating the key terms set out in Schedule 4 (including monthly fees, incentive payments and non-competition and non-solicitation restrictions) and otherwise in form and substance satisfactory to the Purchaser.

15.2	The execution and delivery of the Service Agreement by Soh Weilun (Su Weilun) is a material inducement to the Purchaser entering into this Agreement, and delivery of the duly executed Service Agreement at Completion shall be a Completion obligation of the Vendor under Part A of Schedule 2.

16.	CONFIDENTIALITY AND ANNOUNCEMENTS

16.1	Subject to Clauses 16.2 and 16.3, each Party shall keep confidential, and shall not directly or indirectly disclose or permit the disclosure of, the existence and contents of this Agreement and of the negotiations relating to it, and all correspondence, information, materials and data exchanged between the Parties in connection with the transactions contemplated by this Agreement, save for disclosure to its directors, officers, employees and professional advisers on a strict need-to-know basis and on terms that such persons observe the same confidentiality obligations.

16.2	Clause 16.1 shall not restrict any disclosure or announcement required by law or regulation, by any governmental or regulatory authority, by the rules of Nasdaq or of any other stock exchange, or by the United States Securities and Exchange Commission, including any announcement, press release or filing which the Purchaser determines (acting reasonably) is required or appropriate in connection with its continuing disclosure obligations as a listed company, provided that, to the extent reasonably practicable and lawful, the disclosing Party shall consult with the other Party before making such disclosure or announcement.

16.3	Save as permitted under Clause 16.2, neither Party shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated by it without the prior written consent of the other Party.

17.	NOTICES

17.1	Any notice or other communication under this Agreement shall be in writing in English and shall be delivered by hand, by prepaid registered post or by email to the relevant Party at its address or email address set out below (or as otherwise notified in accordance with this Clause):

(a)	if to the Vendor: Block 207A Woodleigh Link #08-209 Singapore 361207 / renyn1001@gmail.com; and (b) if to the Purchaser: 60 Paya Lebar Road, #09-13 to #09-17, Paya Lebar Square, Singapore 409051, marked for the attention of Mike Fu / mike@yygroupholding.com.

17.2	A notice shall be deemed received: (a) if delivered by hand, at the time of delivery; (b) if sent by prepaid registered post within Singapore, on the second Business Day after posting (or the seventh Business Day, if posted from outside Singapore); and (c) if sent by email, at the time of transmission, provided no delivery failure notification is received, save that any notice deemed received outside normal business hours on a Business Day shall be deemed received at 9.00 a.m. on the next Business Day.

18.	ASSIGNMENT

18.1	The Purchaser may assign or transfer all or any of its rights under this Agreement to any of its affiliates or nominees, provided that the Purchaser shall remain liable for its obligations under this Agreement. Save as aforesaid, neither Party may assign, transfer, charge or otherwise deal with any of its rights or obligations under this Agreement without the prior written consent of the other Party.

19.	COSTS AND STAMP DUTY

19.1	Save as otherwise provided in this Agreement (including Clause 7.4 and Clause 19.2), each Party shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement.

19.2	The stamp duty payable on the transfer of the Sale Shares shall be borne by the Purchaser. If the Vendor refuses or fails to provide any documents or information required by the Purchaser for the purposes of due diligence which may have a material impact on the financial performance and/or position of the Company, the Consideration and/or the business or operations of the Company, the costs incurred by the Purchaser in performing due diligence shall be borne by the Vendor and the Purchaser in such proportion as the Parties may agree.

20.	ENTIRE AGREEMENT

20.1	This Agreement, the Disclosure Letter and the documents referred to in this Agreement together constitute the entire agreement between the Parties in relation to the transactions contemplated by this Agreement and supersede all prior agreements, understandings and arrangements between the Parties in relation thereto, including the LOI (save in respect of rights and obligations which have accrued under the binding provisions of the LOI prior to the date of this Agreement, including in respect of the payment of the Deposit).

20.2	Each Party acknowledges that in entering into this Agreement it has not relied on any statement, representation, warranty or undertaking other than those expressly set out in this Agreement. Nothing in this Clause shall limit or exclude any liability for fraud.

20.3	The Parties acknowledge and agree that: (a) this Agreement is the result of negotiations among the Parties and will not be deemed or construed as having been drafted by any one Party, (b) each Party has reviewed and negotiated the terms and provisions of this Agreement (including any, exhibits and schedules attached hereto) and have contributed to their revision, (c) the rule of construction to the effect that any ambiguities are resolved against the drafting Party will not be employed in the interpretation of this Agreement and (d) neither the drafting history nor the negotiating history of this Agreement may be used or referred to in connection with the construction or interpretation thereof.

21.	VARIATION AND WAIVER

21.1	No variation of this Agreement shall be effective unless made in writing and signed by or on behalf of each Party. No failure or delay by a Party in exercising any right or remedy shall operate as a waiver of it, and no single or partial exercise of any right or remedy shall preclude any further exercise of it or of any other right or remedy. The rights and remedies of the Purchaser under this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

22.	SEVERANCE

22.1	If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, that shall not affect or impair the legality, validity or enforceability of the remaining provisions of this Agreement, and the Parties shall negotiate in good faith to replace the affected provision with a legal, valid and enforceable provision which achieves, to the greatest extent possible, the intended commercial effect.

23.	FURTHER ASSURANCE

23.1	Each Party shall, at its own cost (save that the Vendor shall bear the costs of any action required to perfect the Purchaser’s title to the Sale Shares), execute and deliver all such documents and do all such acts and things as may reasonably be required for the purpose of giving full effect to this Agreement.

24.	COUNTERPARTS AND ELECTRONIC EXECUTION

24.1	This Agreement may be executed in any number of counterparts, each of which when executed shall constitute an original, and all of which taken together shall constitute one and the same instrument. This Agreement may be executed electronically and delivered by electronic mail, and execution and delivery in such manner shall be valid and effectual as if executed and delivered as an original.

25.	THIRD PARTY RIGHTS

25.1	Save that the Company may enforce Clauses 13 and 15 and any nominee of the Purchaser may enforce the rights conferred on it under this Agreement, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of this Agreement. The consent of any such third party shall not be required for any variation, rescission or termination of this Agreement.

26.	GOVERNING LAW AND JURISDICTION

26.1	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of Singapore.

26.2	The Parties irrevocably agree that the courts of Singapore shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Agreement, and each Party irrevocably submits to the jurisdiction of such courts and waives any objection on the grounds of venue or forum non conveniens.

Remainder of page intentionally left blank; execution page and Schedules follow

SCHEDULE 1

Particulars of the Company

Name	Xtreme Solution Pte. Ltd.
Registration number (UEN)	201110110M
Place of incorporation	Singapore (exempt private company limited by shares)
Registered office	1 Rochor Canal Road, #02-21 Sim Lim Square, Singapore 188504
Issued and paid-up share capital	S$70,000.00 divided into 70,000 ordinary shares
Shareholders	Ren Yinan — 66,500 ordinary shares (95%); Soh Weilun (Su Weilun) — 3,500 ordinary shares (5%)
Directors	Soh Weilun (Su Weilun)
Secretary	Liu Fuyu
Financial year end	31 March

SCHEDULE 2

Completion Obligations

Part A Vendor’s Obligations

At Completion, the Vendor shall deliver or procure the delivery to the Purchaser of:

(a)	duly executed instrument(s) of transfer in respect of the Sale Shares in favour of the Purchaser (or its nominee(s)), together with the original share certificate(s) for the Sale Shares (or an express indemnity in a form satisfactory to the Purchaser in the case of any lost certificate);

(b)	the original certificate of incorporation, constitution, statutory registers, minute books and common seal (if any) of the Company, and all books of account, records, title documents and other records of the Company;

(c)	a certified true copy of the resolutions of the board of directors of the Company (in form and substance satisfactory to the Purchaser) approving: (i) the registration of the transfer of the Sale Shares (subject only to stamping); (ii) the appointment of such persons as the Purchaser may nominate as directors of the Company; (iii) the resignation of such existing directors as the Purchaser may require; and (iv) the revocation and replacement of all existing bank mandates and authorities of the Company in such manner as the Purchaser may direct;

(d)	letters of resignation, in form and substance satisfactory to the Purchaser, from each resigning director and secretary, containing an acknowledgement that such person has no claim against the Company for compensation, fees or otherwise;

(e)	the following documents, each duly executed by the relevant parties: (i) the Service Agreement, duly executed by Soh Weilun (Su Weilun); (ii) a deed of non-competition and non-solicitation from the Vendor in favour of the Purchaser and the Company, reflecting the undertakings in Clause 13 and otherwise in form and substance satisfactory to the Purchaser (the “Non-Competition Deed”), duly executed by the Vendor; and (iii) a shareholders’ agreement in respect of the Company between the Purchaser and Soh Weilun (Su Weilun), as the holder of the remaining 3,500 ordinary shares in the capital of the Company, providing, among other things, for a right of first refusal in favour of the Purchaser and tag-along rights in favour of Soh Weilun (Su Weilun), and otherwise in form and substance satisfactory to the Purchaser (the “Shareholders’ Agreement”), duly executed by Soh Weilun (Su Weilun);

(f)	the Disclosure Letter and evidence, in form and substance satisfactory to the Purchaser, of the satisfaction of the Conditions (to the extent not previously delivered), including the pre-emption waivers referred to in Clause 5.1(g);

(g)	evidence of the repayment, discharge or waiver of all indebtedness referred to in Clause 7.5 and of the release of any Encumbrance over the Sale Shares or any assets of the Company; and

(h)	such other documents as the Purchaser may reasonably require to complete the sale and purchase of the Sale Shares and to vest full legal and beneficial ownership of the Sale Shares in the Purchaser (or its nominee(s)).

Part B Purchaser’s Obligations

At Completion, subject to the Vendor complying in full with its obligations under Part A of this Schedule, the Purchaser shall:

(i)	deliver to the Vendor a certified true copy of the resolutions of the board of directors of the Purchaser approving this Agreement and the transactions contemplated hereby; and

(j)	procure the presentation of the instrument(s) of transfer for stamping and thereafter the registration of the transfer of the Sale Shares, in each case as soon as reasonably practicable following Completion.

SCHEDULE 3

Warranties

1.	Capacity and Title

1.1	The Vendor has full power, capacity and authority to enter into and perform this Agreement and each document to be executed by the Vendor pursuant to this Agreement, and this Agreement constitutes (and each such document will when executed constitute) legal, valid and binding obligations of the Vendor enforceable in accordance with their terms.

1.2	The Vendor is the sole legal and beneficial owner of the Sale Shares, free from all Encumbrances, and is entitled to sell and transfer the full legal and beneficial ownership of the Sale Shares to the Purchaser on the terms of this Agreement without the consent of any third party (save for the pre-emption waivers referred to in Clause 5.1(g)).

1.3	The execution and performance of this Agreement by the Vendor does not and will not conflict with, or result in a breach of, any law, regulation, order, judgment or agreement binding on the Vendor or the Company.

1.4	There is no provision under the laws of Singapore, the constitution of the Company or any agreement, arrangement or instrument binding on the Vendor or the Company which restricts, prohibits or imposes any condition on the acquisition, holding or ownership by the Purchaser, being a company incorporated in the British Virgin Islands, of ninety-five per cent. (95%) of the issued and paid-up share capital of the Company, and no governmental, regulatory or other approval, consent, filing or notification is required under the laws of Singapore for such acquisition, holding or ownership by the Purchaser, save for the stamping of the instrument(s) of transfer and routine filings with the Accounting and Corporate Regulatory Authority.

2.	Share Capital

2.1	The Sale Shares comprise 66,500 ordinary shares constituting ninety-five per cent. (95%) of the entire issued and paid-up share capital of the Company, and all of the Sale Shares are validly issued and fully paid.

2.2	Save for the Sale Shares and the 3,500 ordinary shares held by the remaining shareholder, the Company has no other shares or securities in issue, and there is no agreement, arrangement or commitment outstanding which calls for the allotment, issue or transfer of, or gives any person the right to call for the allotment, issue or transfer of, any share or loan capital of the Company.

2.3	The Company has no subsidiary and does not own, and has not agreed to acquire, any shares or securities of any other body corporate, and the Company is not, and has not agreed to become, a member of any partnership or joint venture.

3.	Corporate Matters

3.1	The Company is duly incorporated and validly existing under the laws of Singapore, and has full power to carry on the Business as it is now conducted.

3.2	The statutory registers and minute books of the Company have been properly kept, are up-to-date and contain a materially accurate and complete record of the matters required to be recorded in them, and all filings, returns and other documents required to be filed with or delivered to the Accounting and Corporate Regulatory Authority have been correctly made and filed on time.

4.	Accounts

4.1	The Accounts have been prepared in accordance with applicable law and accounting standards generally accepted in Singapore, consistently applied, and give a true and fair view of the state of affairs of the Company as at the Accounts Date and of its profit or loss for the financial year ended on that date.

4.2	The Accounts make full provision or reserve for, or disclose, all liabilities (whether actual, contingent or disputed), all capital commitments and all bad and doubtful debts of the Company as at the Accounts Date.

4.3	The Management Accounts have been prepared with due care and attention on a basis consistent with the Accounts and fairly reflect the financial position and results of the Company for the period to which they relate.

5.	Position Since the Accounts Date

5.1	Since the Accounts Date: (a) the Business has been carried on in the ordinary and usual course and so as to maintain it as a going concern; (b) there has been no Material Adverse Effect; (c) the Company has not declared, made or paid any dividend or other distribution; (d) the Company has not acquired or disposed of any material asset otherwise than in the ordinary course of business; (e) the Company has not incurred any material capital expenditure or material borrowings; and (f) no resolution of the shareholders of the Company has been passed.

6.	Assets

6.1	All assets included in the Accounts or acquired by the Company since the Accounts Date (save for assets disposed of in the ordinary course of business) are legally and beneficially owned by the Company free from all Encumbrances, are in the possession or under the control of the Company, and all plant and equipment used in the Business is in reasonable working order having regard to its age and use.

6.2	The Company does not own any real property. Complete and accurate particulars of all leasehold or licensed premises occupied or used by the Company have been disclosed, the relevant lease or licence is valid and subsisting, there is no subsisting breach by the Company of its terms, and no notice to quit or of dilapidations has been served on the Company.

7.	Contracts

7.1	Complete and accurate copies of all material contracts of the Company have been disclosed to the Purchaser. The Company is not a party to any contract which: (a) is outside the ordinary course of business or not on arm’s length terms; (b) is of an unusual, onerous or long-term nature; (c) restricts its freedom to carry on the Business; or (d) may be terminated or adversely modified as a result of a change in the ownership or control of the Company.

7.2	Neither the Company nor, so far as the Vendor is aware, any counterparty is in material breach of, or default under, any material contract, and no notice of termination of any material contract has been given or received or, so far as the Vendor is aware, threatened.

8.	Compliance and Licences

8.1	The Company has conducted the Business and its affairs in all material respects in accordance with all applicable laws and regulations of Singapore and of any other relevant jurisdiction, and neither the Company nor any of its directors, officers, employees or agents has engaged in any bribery, corruption, money-laundering or sanctions-violating activity.

8.2	The Company holds all licences, permits, consents, approvals and authorisations required for the carrying on of the Business as presently conducted, all of them are in full force and effect and have been complied with in all material respects, and, so far as the Vendor is aware, there is no circumstance which is likely to result in any of them being suspended, revoked, varied or not renewed.

9.	Litigation

9.1	The Company is not engaged in, and has not during the three (3) years prior to the date of this Agreement been engaged in, any litigation, arbitration, mediation, prosecution or other legal, administrative or regulatory proceedings or investigations (whether as claimant, defendant or otherwise), no such proceedings or investigations are pending or threatened by or against the Company, and, so far as the Vendor is aware, there is no fact or circumstance likely to give rise to any such proceedings or investigations.

9.2	There is no outstanding judgment, order, decree, award or decision of any court, tribunal, arbitrator or governmental authority against the Company or the Vendor which affects or is likely to affect the Company or the Business.

10.	Insolvency

10.1	No order has been made, no resolution has been passed and no petition or application has been presented or made for the winding-up, dissolution, judicial management or administration of the Company, no receiver or manager has been appointed over the whole or any part of the assets or undertaking of the Company, the Company has not entered into any scheme of arrangement or composition with its creditors, and the Company is able to pay its debts as they fall due and is not insolvent under the Insolvency, Restructuring and Dissolution Act 2018 of Singapore. No analogous event or circumstance applies to the Vendor.

11.	Employment

11.1	Complete and accurate particulars of all employees of the Company (including their remuneration, benefits, bonus or incentive arrangements, notice periods and length of service) and of the terms of engagement of all consultants and contractors of the Company have been disclosed to the Purchaser.

11.2	The Company has complied in all material respects with all obligations owed to or in respect of its employees, workers and former employees under all applicable laws, including the Employment Act 1968 of Singapore, the Central Provident Fund Act 1953 of Singapore and the Employment of Foreign Manpower Act 1990 of Singapore (including in respect of work passes), and all contributions required to be made to the Central Provident Fund have been made in full and on time.

11.3	There is no outstanding claim or dispute by or in respect of any employee or former employee of the Company, no employee has given or received notice of termination, and the Company has no unfunded or unprovided liability in respect of any gratuity, retrenchment benefit, pension or similar obligation.

12.	Tax

12.1	The Company has duly and punctually filed all Tax returns, computations, notices and information required to be filed with any Tax Authority, all such filings were and remain complete, accurate and not misleading in all material respects, and the Company has duly and punctually paid all Tax which it has become liable to pay.

12.2	The Company is not, and has not within the six (6) years prior to the date of this Agreement been, subject to any audit, investigation, dispute or non-routine enquiry by any Tax Authority, and, so far as the Vendor is aware, there is no fact or circumstance likely to give rise to any such audit, investigation, dispute or enquiry.

12.3	The Company is and has at all times been resident for Tax purposes only in Singapore, has complied in all material respects with all obligations relating to goods and services tax and withholding tax, and has maintained all records required to be maintained for Tax purposes.

13.	Intellectual Property and Information Technology

13.1	The Company owns, or has a valid licence to use, all intellectual property rights used in or required for the conduct of the Business, the conduct of the Business does not infringe the intellectual property rights of any third party, and no third party is infringing, or making unauthorised use of, any intellectual property rights owned or used by the Company.

13.2	The information technology systems used by the Company are in good working order, are sufficient for the current needs of the Business, and have not within the twenty-four (24) months prior to the date of this Agreement suffered any material failure, breach or security incident.

14.	Data Protection

14.1	The Company has complied in all material respects with the Personal Data Protection Act 2012 of Singapore and all other applicable data protection laws, no notice, complaint or investigation from the Personal Data Protection Commission or any data subject is outstanding or, so far as the Vendor is aware, threatened, and the Company has not suffered any data breach requiring notification to any regulator or data subject.

15.	Insurance

15.1	Complete and accurate particulars of all insurance policies maintained by the Company have been disclosed to the Purchaser, all such policies are in full force and effect, all premiums have been duly paid, no claim is outstanding under any such policy and, so far as the Vendor is aware, no circumstance exists which is likely to give rise to such a claim or to render any such policy void or voidable.

16.	Related Party Arrangements

16.1	Save as disclosed in the Disclosure Letter, there is no agreement, arrangement or understanding (whether legally binding or not) between the Company and the Vendor or any person connected with the Vendor, and no indebtedness is owing between the Company and the Vendor or any such connected person.

17.	Information

17.1	All information contained in this Agreement (including the Schedules) and the Disclosure Letter, and all information provided by or on behalf of the Vendor or the Company to the Purchaser or its advisers in the course of the due diligence exercise and the negotiations relating to this Agreement, was when given, and remains, true, complete and accurate in all material respects and not misleading, and there is no fact or circumstance known to the Vendor which has not been disclosed to the Purchaser and which renders any such information untrue or misleading or which would reasonably be expected to influence the decision of the Purchaser to proceed with the transactions contemplated by this Agreement on the terms of this Agreement.

SCHEDULE 4

Key Terms of the Service Agreement

1.	Parties: the Company and Soh Weilun (Su Weilun) (the “Executive”).

2.	Term: one (1) year commencing on the Completion Date.

3.	Monthly fee: S$5,000 per month.

4.	Incentive: a monthly incentive of S$3,000, payable quarterly in arrears, provided that the revenue of the Company for each month in the relevant quarter is not less than S$500,000. For any month in which such revenue threshold is not met, no incentive shall accrue in respect of that month. In addition, the Executive shall be entitled to an annual profit sharing amount equal to five per cent. (5%) of the audited net profit after tax of the Company for each financial year within the Profit Sharing Period, determined by reference to the audited financial statements of the Company for the relevant financial year and payable within thirty (30) Business Days after the issuance thereof.

5.	Duties: Director, devoting the whole of the Executive’s working time and attention to the business of the Company.

6.	Restrictive covenants: non-competition and non-solicitation (customers, suppliers and employees) undertakings applying during the term and for a period of twelve (12) months after its termination, together with confidentiality and intellectual property assignment provisions, in each case in form and substance satisfactory to the Purchaser.

7.	Termination: the Company may terminate summarily for cause; otherwise on 1 months’ notice.

EXECUTION PAGE

IN WITNESS WHEREOF the Parties have entered into this Agreement on the date first written above.

THE VENDOR

Signed by REN YINAN in the presence of:

Signature of REN YINAN

Name and signature of witness

THE PURCHASER

Signed for and on behalf of

YY GROUP HOLDING LIMITED

by its duly authorised signatory in the presence of:

Name:	Mike Fu
Designation:	Chief Executive Officer

Name and signature of witness